Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(income excludes discontinued operations for all periods)

	Year Ended December 31,
(In millions, except ratio)	2017	2016	2015	2014	2013
Pretax income from continuing operations attributable to Raytheon Company common stockholders(1)(2)	$3,141	$3,113	$2,839	$2,952	$2,740
Add:
Fixed charges	290	318	317	291	296
Amortization of capitalized interest	5	4	3	4	4
Less:
Capitalized interest	9	6	5	3	3
Income as adjusted	$3,427	$3,429	$3,154	$3,244	$3,037
Fixed charges:
Portion of rents representative of interest factor	$76	$80	$79	$75	$83
Interest on indebtedness	205	232	233	213	210
Capitalized interest	9	6	5	3	3
Fixed charges	$290	$318	$317	$291	$296
Ratio of earnings to fixed charges	11.8	10.8	9.9	11.1	10.3

(1)	Net of adjustment for earnings from affiliates.

(2)	Amounts prior to 2015 do not reflect the impact of the adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), in the first quarter of 2017.